Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286361

Prospectus Supplement No. 3

(to Prospectus dated April 7, 2025)

SUPPLEMENT NO. 3 TO

PROSPECTUS FOR

UP TO 83,456,793 ORDINARY SHARES

UP TO 16,500,000 ORDINARY SHARES UNDERLYING WARRANTS

This Prospectus Supplement No. 3 is being filed to update and supplement the information contained in the prospectus dated April 7, 2025 (as supplemented from time to time, the “Prospectus”), relate to, among other things, the issuance from time to time of up to 16,500,000 Ordinary Shares and the resale from time to time of up to 83,456,793 Ordinary Shares by the selling shareholders named in this prospectus or their permitted transferees.

April 30, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Voluntary Conditional Cash Offer for Ban Leong Technologies Limited

On April 30, 2025, Epicsoft Asia Pte. Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company”), has made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (SGX: B26), excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) and subject to the terms and conditions in the formal offer document (the “Offer Document”) to be issued by the Offeror in accordance with the Code. Ban Leong Technologies Limited (“Ban Leong”) is listed on the Singapore Exchange Securities Trading Limited  (“SGX-ST”) and is Singapore’s leading distributor in computer hardware and I.T. accessories. The Offer is conditional upon the Offeror having received, by the close of the Offer, valid acceptances (which have not been withdrawn) of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued share capital of Ban Leong (excluding any Shares held in treasury) (the “Minimum Acceptance Condition”). Save for the Minimum Acceptance Condition, the Offer is unconditional in all other respects. The Offer will be financed by a secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Offeror’s cash on hand.

On April 30, 2025, the Offeror made an announcement of the Offer (the “Offer Announcement”) on the website of the SGX-ST. A copy of the Offer Announcement is attached hereto as Exhibit 99.1, and is incorporated by reference. The foregoing summary of the terms of the Offer is subject to, and qualified in its entirety, by such document.

On April 30, 2025, the Company has also issued a press release in connection with the Offer. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Offer Announcement made by Epicsoft Asia Pte. Ltd. in Singapore, dated April 30, 2025.
99.2	Press release issued by GCL Global Holdings Ltd., dated April 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 30, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION. THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY SECURITIES IN ANY JURISDICTION, INCLUDING IN THE UNITED STATES OF AMERICA.

VOLUNTARY CONDITIONAL CASH OFFER

by

EPICSOFT ASIA PTE. LTD.

(Company Registration No.: 201428300H)

(Incorporated in the Republic of Singapore)

to acquire all the issued and paid-up ordinary shares in the capital of

BAN LEONG TECHNOLOGIES LIMITED

(Company Registration No.: 199303898C)

(Incorporated in the Republic of Singapore)

OFFER ANNOUNCEMENT

1.	INTRODUCTION

Epicsoft Asia Pte. Ltd. (the “Offeror”) wishes to announce that it intends to make a voluntary conditional cash offer (the “Offer”) in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) for all the issued and paid-up ordinary shares1 (the “Shares”) in the capital of Ban Leong Technologies Limited (the “Company”), excluding Shares held in treasury.

2.	THE OFFER

2.1	In accordance with Rule 15 of the Code and Section 139 of the Securities and Futures Act 2001 of Singapore, and subject to the terms and conditions set out in the formal offer document in relation to the Offer to be issued by the Offeror (the “Offer Document”), the Offeror will make the Offer for the Offer Shares (as defined below) on the following basis:

(a)	Offer Price

The consideration for each Offer Share is S$0.6029, payable in cash (the “Offer Price”).

The Offer Price is final and the Offeror does not intend to increase the Offer Price, save that the Offeror reserves the right to revise the terms of the Offer in accordance with the Code if a competitive situation arises.

(b)	Offer Shares

The Offer will be extended to all the Shares in issue as at the date of the Offer (excluding any treasury shares) (the “Offer Shares”).

The Offer will also be extended, on the same terms and conditions, to all the Shares owned, controlled, or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror in relation to the Offer. For the purpose of the Offer, the expression “Offer Shares” shall include such Shares, and the expression “Shareholders” shall mean each shareholder of the Company.

[1]	Based on publicly available information and/or latest information available to the Offeror (where relevant) as at the Offer Announcement Date, for purposes of computation, all references in this Offer Announcement to the total number of Shares shall be to 107,796,700 Shares (excluding 8,703,300 treasury shares and 681,818 returned shares).

(c)	Rights and Encumbrances of Shares

The Offer Shares will be acquired:

(i)	fully paid-up;

(ii)	free from all claims, charges, liens, pledges, mortgages, encumbrances, declaration of trust, hypothecation, retention of title, power of sale, equity, options, rights of pre-emption, rights of first refusal, moratorium or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing (“Encumbrances”); and

(iii)	together with all rights, benefits, entitlements and advantages attached thereto as at the date of this Offer Announcement (“Offer Announcement Date”) and hereafter attaching thereto, including but not limited to the right to receive and retain (if any) all dividends, rights, other distributions and/or return of capital (collectively, “Distributions”), which may be announced, declared, paid or made by the Company in respect of the Shares on or after the Offer Announcement Date.

(d)	Adjustment for Distributions

Without prejudice to the foregoing, the Offer Price has been determined on the basis that the Offer Shares will be acquired with the right to receive any Distribution that may be declared, paid or made by the Company on or after the Announcement Date.

Accordingly, in the event that any Distribution is or has been declared, paid or made by the Company in respect of the Shares on or after the Offer Announcement Date to a Shareholder who validly accepts or has validly accepted the Offer, the Offer Price payable to such accepting Shareholders shall be reduced by an amount which is equal to the amount of such Distribution, depending on when the settlement date in respect of the Offer Shares tendered in acceptance of the Offer by such accepting Shareholders falls, as follows:

(i)	if such settlement date falls on or before the record date for the determination of entitlements to the Distribution (the “Record Date”) and the Offeror is registered as the holder of such Offer Shares as at the Record Date, the Offer Price shall remain unadjusted for each such Offer Share, as the Offeror will receive the Distribution in respect of such Offer Share from the Company; or

(ii)	if such settlement date falls after the Record Date or if such settlement date falls on or before the Record Date but the Offeror is not registered as the holder of such Offer Shares as at the Record Date, the Offer Price for each Offer Share shall be reduced by an amount which is equal to the amount of the Distribution in respect of each Offer Share, as the Offeror will not receive the Distribution in respect of such Offer Share from the Company.

(e)	Minimum Acceptance Condition

The Offer will be conditional upon the Offeror having received, by the close of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Offer Shares which, when taken together with the Shares owned, controlled, acquired or agreed to be acquired by the Offeror and parties acting or deemed to be acting in concert with it, will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued share capital of the Company (excluding any Shares held in treasury) as at the close of the Offer (the “Minimum Acceptance Condition”).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which, when taken together with the Shares owned, controlled or agreed to be acquired by the Offeror and parties acting or deemed to be acting in concert with it (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued Shares (excluding Shares held in treasury).

Save for the Minimum Acceptance Condition, the Offer is unconditional in all other respects.

(f)	Further details

Further information on the Offer and the terms and conditions upon which the Offer will be made will be set out in the Offer Document to be issued.

2.2	No Options or Awards Proposal

Based on the latest information available to the Offeror, there are no outstanding instruments convertible into, rights to subscribe for, nor options (whether pursuant to an employee share option scheme or otherwise) or derivatives in respect of, the Shares or securities which carry voting rights in the Company (collectively, “Options”) as at the Offer Announcement Date. In view of the foregoing, the Offeror will not make an offer to acquire any Options.

Based on the latest information available to the Offeror, there are no outstanding awards for Shares (“Awards”) granted under the Ban Leong Performance Share Plan (the “Ban Leong PSP”) approved and adopted by the Shareholders on 26 July 2019. In view of the foregoing, the Offeror will not make an offer to acquire any Awards. For the avoidance of doubt, the Offer will be extended to all new Shares unconditionally issued or to be issued, or treasury shares unconditionally delivered or to be delivered, as the case may be, pursuant to the valid vesting and release of any outstanding Awards to the holders thereof (if any), prior to the close of the Offer.

3.	IRREVOCABLE UNDERTAKINGS

3.1	As at the Offer Announcement Date, certain Shareholders (“Undertaking Shareholders”) have each given irrevocable undertakings to the Offeror (“Irrevocable Undertakings”) whereby each of the Undertaking Shareholders has undertaken, amongst other things:

(a)	to tender, or procure the tendering of, all (and not some only of) the Offer Shares owned by each of them respectively (“Undertaking Shares”) and, if applicable, any Shares derived from the Undertaking Shares (whether pursuant to any bonus issue, rights issue or distribution of Shares or otherwise by the Company) as well as any Shares which may be acquired by the Undertaking Shareholder or which may be conditionally or unconditionally issued to the Undertaking Shareholder subsequent to the date of the Irrevocable Undertaking (the "Additional Undertaking Shares") in full acceptance of the Offer for cash consideration (“Acceptance”) after the date of despatch of the Offer Document and in any event not later than the close of the Offer; and

(b)	not to, from the date of the Irrevocable Undertaking and until such time that the Offer (including any revised Offer that may be made by or on behalf of the Offeror) closes, lapses or is withdrawn, directly or indirectly, (i) offer, (ii) sell, transfer, assign, give or otherwise dispose of, (iii) grant any option, right or warrant to purchase in respect of, (iv) charge, mortgage, pledge or otherwise encumber, or (v) enter into any swap or other arrangement that transfers to another in whole or in part, any of the legal, beneficial or economic consequences of ownership of, or (vi) grant any proxy or enter into any voting agreement or similar arrangement with respect to the voting of, all or any of the Undertaking Shares or any interest therein (or enter, or propose to enter, into any agreement, arrangement, commitment or understanding with any person, whether conditionally or unconditionally, with a view to effecting any of the foregoing) except pursuant to the Acceptance.

3.2	The names of the Undertaking Shareholders and the number of Shares owned by them as at the Offer Announcement Date are as follows:

Name of Undertaking Shareholder	Number of Shares	Percentage of issued Shares (%)(1)
Mr Teng Woo Boon Ronald(2)	26,798,400	24.86
Ms Teo Su Ching(3)	3,520,000	3.27
Total	30,318,400	28.13

Notes:

(1)	Unless otherwise stated, references in this announcement to the total number of issued Shares are based on 107,796,700 Shares in issue (excluding 8,703,300 treasury shares and 681,818 returned shares).

(2)	Mr Teng Woo Boon Ronald is the Managing Director of the Company. He is deemed interested in the Shares held by Ms Teo Su Ching, his wife. .

(3)	Ms Teo Su Ching is the wife of Mr Teng Woo Boon Ronald.

3.3	The Undertaking Shareholders have undertaken to accept the Offer in respect of an aggregate of 30,318,400 Shares, representing approximately 28.13% of the total number of issued Shares.

3.4	The Irrevocable Undertakings shall lapse, terminate and cease to have any effect upon the earliest of: (a) this Offer Announcement not being released by or on behalf of the Offeror by 6.00 p.m. by the seventh business day from the date on which the Undertaking Shareholder signs the Irrevocable Undertaking; (b) the Offer being withdrawn, lapsing, closing or failing to become or be declared to be unconditional for any reason (other than as a result of a breach by the Undertaking Shareholder of his/her obligations under the Irrevocable Undertaking); or (c) the date falling 90 days from the Offer Announcement Date.

4.	INFORMATION ON THE OFFEROR AND GCL GLOBAL PTE. LTD.

4.1	Offeror

The Offeror is private limited company incorporated under the laws of Singapore on 23 September 2014. The Offeror’s main business is in the wholesale of computer games (including electronic games). It is a wholly-owned subsidiary of GCL Global Pte. Ltd., which is more particularly described below. As at the Offer Announcement Date, the Offeror has an issued and paid-up share capital of US$4,269,841 comprising 4,765,049 ordinary shares (including treasury shares). The sole director of the Offeror is Mr Choo See Wee.

As at the Offer Announcement Date, the Offeror and its sole director do not own any Shares of the Company.

4.2	GCL Global Pte. Ltd.

GCL Global Pte. Ltd. (“GGPL”) is a private limited company incorporated under the laws of Singapore on 26 July 2021. Its main business is that of a holding company. GGPL is a wholly-owned subsidiary of GCL Global Limited (“GGL”), a company incorporated in the Cayman Islands. GGL is, in turn, a wholly-owned subsidiary of GCL Global Holdings Ltd., a company which is listed on NASDAQ. As at the Offer Announcement Date, GGPL has an issued and paid-up share capital of S$50,000 comprising 50,000 ordinary shares. GGPL’s directors are Mr Choo See Wee and Ms Choo See Ling Catherine.

As at the Offer Announcement Date, GGPL and its directors do not own any Shares of the Company.

5.	INFORMATION ON THE COMPANY

5.1	Introduction

The Company was incorporated in Singapore on 18 June 1993 and was listed on the Main Board of the Singapore Exchange Securities Trading Limited (“SGX-ST”) on 23 June 2005. The principal activities of the Company and its subsidiaries are the wholesale and distribution of computer peripherals, accessories and other multimedia products. It distributes a wide range of technology products, with key segments that include IT accessories, gaming, multimedia, smart technology and commercial products. The Company is headquartered in Singapore with regional offices in Malaysia and Thailand.

5.2	Share Capital

As at the Offer Announcement Date, based on publicly available information and/or latest information available to the Offeror (where relevant), the Company has an issued and paid-up share capital of S$11,173,105.96 comprising 107,796,700 ordinary shares (excluding 8,703,300 treasury shares and 681,818 returned shares2).

Based on publicly available information and/or latest information available to the Offeror (where relevant), the Company does not have any outstanding instruments convertible into, rights to subscribe for, and options in respect of, securities which carry voting rights.

5.3	Directors

As at the Offer Announcement Date, based on publicly available information, the directors of the Company are as follows:

(a)	Mr Teng Woo Boon (Managing Director);

(b)	Mr Neo Gim Kiong (Non-Independent Non-Executive Director);

(c)	Mr Chim Suan Kit Mark (Independent Non-Executive Director); and

(d)	Ms Ng Mei Ling Doreen (Independent Non-Executive Director).

6.	RATIONALE FOR THE OFFER

6.1	Acquisition to realise potential synergies

By combining the GCL group’s gaming expertise with the Company’s established distribution infrastructure, the acquisition enhances the Offeror’s ability to deliver an integrated gaming ecosystem. The acquisition will enable the development of gaming peripherals, custom gaming monitors, and PC components tailored to complement GCL’s gaming content. The acquisition is also expected to facilitate the introduction of new business-to-consumer (B2C) channels for the Company, with the aim of expanding its market reach and enhancing profit margins. Additionally, the introduction of gaming laptops and consoles pre-installed with GCL titles will strengthen GCL’s brand positioning in the industry.

[2]	As disclosed in page 133 of the Company’s annual report for the financial year ended 31 March 2024, these returned shares are shares transferred from Christine Anne McGregor and Innovision Technology Australia Pty Ltd to the Company as a result of the compensation for the shortfall in guaranteed profits in prior years.

The Company’s regional footprint will be reinforced by GCL’s presence across Asian markets, creating new scalability opportunities. The acquisition is expected to diversify revenue streams by leveraging sales from hardware, licensing, and co-branded products while optimizing operational efficiencies through shared marketing and procurement strategies. The Company’s expertise in technology distribution perfectly complements GCL's strategic goals in delivering next-generation gaming experiences.

6.2	Opportunity for Shareholders to Exist Amidst Heightened Global Trade Tensions and Geopolitical Risks

The Company faces a challenging macroeconomic and operating environment in Singapore and its key regional markets, with a range of external risks impacting its business outlook:

6.2.1	Trade Protectionism and Tariff Pressures

The global shift towards protectionist trade policies and the reconfiguration of international trade agreements have resulted in the imposition of tariffs and non-tariff barriers. Such developments increase procurement and operational costs for businesses, including technology distributors like the Company, thereby placing pressure on profit margins and limiting growth prospects.

In addition, persistent uncertainty around trade policies and economic relations between major economies could erode consumer and business confidence, leading to more cautious discretionary spending, including reduced purchases of non-essential technology products.

6.2.2	Geopolitical Tensions and Global Economic Volatility

Ongoing geopolitical tensions, including diplomatic conflicts, regulatory uncertainties, and shifting international alliances, continue to fuel market volatility and undermine investor sentiment. Heightened tensions between key global powers, such as the United States and China, have led to increased regulatory scrutiny, trade barriers, and cross-border investment disruptions — trends which may directly or indirectly impact the Company’s supply chain reliability and expansion plans.

Further, conflicts such as the Russia-Ukraine war have amplified inflationary pressures and energy costs worldwide, adding to operational challenges. Instability in regions such as the South China Sea could weigh on economic activity in Asia, affecting consumer sentiment and regional business operations. As businesses globally reassess their strategies and tighten expenditures in response to uncertainty, the Company could be exposed to risks of delayed expansion initiatives, operational restructuring pressures, and broader cost-cutting measures.

6.3	Structural Shifts in Consumer Behaviour and Distribution Models Impacting Growth Prospects

The Company’s core operations in the wholesale and distribution of technology products are increasingly exposed to the impact of evolving consumer preferences, accelerated digital adoption, and changing retail dynamics:

6.3.1	Evolving Consumer Patterns and the Rise of E-Commerce

Consumer buying behaviour continues to shift towards online channels and integrated digital ecosystems, challenging traditional wholesale and retail models. The rapid expansion of e-commerce platforms and direct-to-consumer strategies by manufacturers has intensified competition and placed pressure on intermediaries, including technology distributors such as the Company.

In an environment where consumer spending on non-essential technology products may weaken due to broader economic uncertainty, the Company faces the dual challenge of sustaining market share and maintaining profitability.

6.3.2	Increased Competition and Need for Continuous Innovation

To remain competitive, technology distributors are required to continually reinvest in product innovation, digital capabilities, and customer engagement strategies. However, rising operational costs, inflation, and fluctuating consumer confidence could constrain the Company’s ability to adapt rapidly, reposition its offerings, or expand its market reach sustainably.

Without significant reinvestment and strategic transformation, the Company risks erosion of its competitive position and profitability over the long term.

Against this backdrop, the Offeror believes the Offer provides Shareholders with a compelling opportunity to realise immediate and certain value, while allowing the Company to pursue growth as part of an integrated, future-ready gaming and technology platform.

6.4	Opportunity for Shareholders to realise their investment in the Shares at a premium to market price without incurring brokerage and other trading costs

As set out in paragraph 9 below, the Offer Price represents a premium of approximately 63.9%, 69.3%, 73.4% and 75.5% over the volume-weighted average price (“VWAP”) per Share for the one (1)-month period, three (3)-month period, six (6)-month period and 12-month period respectively up to and including 29 April 2025 being the last full day of trading of the Shares prior to the date of this Offer Announcement (“Last Trading Day”). The Offer Price also represents a premium of 60.8% over the last transacted price per Share on the Last Trading Day.

The Offer presents Shareholders with a clean cash exit opportunity to realise their entire investment in the Shares at a premium over the prevailing trading prices of the Shares without incurring brokerage and other trading costs.

6.5	Opportunity for Shareholders who may find it difficult to exit their investment in the Company due to low trading liquidity

The trading volume of the Shares has been low, with an average daily trading volume of approximately 18,607 Shares, 51,439 Shares, 35,836 Shares and 33,439 Shares during the one (1)-month period, three (3)-month period, six (6)-month period and 12-month period respectively up to and including the Last Trading Day. Each of these represents less than approximately 0.048% of the total number of issued Shares (excluding treasury shares) as at the Offer Announcement Date.

The Offer therefore provides Shareholders who find it difficult to exit their investment in the Company as a result of the low trading volume in the Shares with an opportunity to realise their entire investment in the Shares at a premium over the prevailing market prices, an option which would not otherwise be readily available to Shareholders given the low trading liquidity of the Shares.

6.6	Greater Management Flexibility

If the Company is delisted and privatised, the Offeror is of the view that the delisting and privatisation of the Company will provide the Offeror and the Company with greater control and management flexibility in utilising and deploying the available resources of the Company.

6.7	Costs of maintaining listing status

In maintaining its listed status, the Company incurs compliance and associated costs relating to continuing listing requirements under the Listing Manual of the SGX-ST (the “Listing Manual”). In the event that the Company is delisted from the SGX-ST, the Company will be able to save on expenses and costs relating to the maintenance of a listed status and channel such resources to its business operations.

7.	OFFEROR’S INTENTIONS IN RELATION TO THE COMPANY

The Offeror intends for the Company to continue with its existing activities and has no current intention to (a) introduce any major changes to the existing business of the Company, (b) re-deploy the fixed assets of the Company, or (c) discontinue the employment of the employees of the Company or its subsidiaries, other than in the ordinary course of business. However, the Offeror retains and reserves the flexibility at any time and from time to time to consider any options or opportunities in relation to the Company which may present themselves and which the Offeror regards to be in the interests of the Offeror and/or the Company. Following the successful close of the Offer, the Offeror will undertake a comprehensive review of the businesses and fixed assets of the Company to determine the optimal strategy for the Company.

8.	LISTING STATUS AND COMPULSORY ACQUISITION

8.1	Listing Status

Under Rule 1105 of the Listing Manual, upon an announcement by the Offeror that it has received acceptances which result in the Offeror and its concert parties holding more than 90 per cent. of the total number of issued Shares (excluding treasury shares), the SGX-ST may suspend the trading of the listed securities of Ban Leong on the SGX-ST until such time when the SGX-ST is satisfied that at least 10 per cent. of the total number of issued Shares (excluding treasury shares) are held by at least 500 Shareholders who are members of the public (“Free Float Requirement”). Under Rule 1303(1) of the Listing Manual, where the Offeror succeeds in garnering acceptances exceeding 90 per cent. of the total number of issued Shares (excluding treasury shares), thus causing the percentage of the total number of issued Shares (excluding treasury shares) held in public hands to fall below 10 per cent., the SGX-ST will suspend trading of the Shares at the close of the Offer.

In addition, under Rule 724(1) of the Listing Manual, if the percentage of the total number of issued Shares (excluding treasury shares) held in public hands falls below 10 per cent., Ban Leong must, as soon as practicable, announce that fact and the SGX-ST may suspend trading of all the listed securities of Ban Leong on the SGX-ST. Rule 724(2) of the Listing Manual further provides that the SGX-ST may allow Ban Leong a period of three months, or such longer period as the SGX-ST may agree, for the percentage of the total number of issued Shares (excluding treasury shares) held by members of the public to be raised to at least 10 per cent., failing which Ban Leong may be removed from the Official List of the SGX-ST.

The Offeror intends to seek a delisting of Ban Leong from the SGX-ST if the Free Float Requirement is not met. The Offeror does not intend to support any action or take any steps to maintain the listing status of Ban Leong in the event the Free Float Requirement is not met and the trading of the Shares on the SGX-ST is suspended pursuant to Rule 724, 1105 or 1303(1) of the Listing Manual. In addition, the Offeror reserves the right to seek a voluntary delisting of Ban Leong from the SGX-ST pursuant to Rules 1307 and 1309 of the Listing Manual.

8.2	Compulsory Acquisition

Pursuant to Section 215(1) of the Companies Act 1967 of Singapore (“Companies Act”), if the Offeror receives valid acceptances pursuant to the Offer or acquires Shares from the date of despatch of the Offer Document otherwise than through valid acceptances of the Offer, in respect of not less than 90 per cent. of the total number of issued Shares (excluding treasury shares and those already held by the Offeror and its related corporations (or their respective nominees) or any person or body corporate falling within the meaning of Section 215(9A) of the Companies Act as at the date of despatch of the Offer Document), the Offeror will be entitled to exercise its right to compulsorily acquire, at the Offer Price, all Offer Shares held by Shareholders who have not accepted the Offer (“Dissenting Shareholders”). The Offeror, if so entitled, intends to exercise its rights of compulsory acquisition under Section 215(1) of the Companies Act.

In addition, pursuant to Section 215(3) of the Companies Act, Dissenting Shareholders have the right under and subject to Section 215(3) of the Companies Act, to require the Offeror to acquire their Offer Shares at the Offer Price in the event that the Offeror and its related corporations (or their respective nominees) and any person or body corporate falling within the meaning of Section 215(9A) of the Companies Act acquire, pursuant to the Offer, such number of Shares which, together with treasury shares and the Shares held by the Offeror and its related corporations (or their respective nominees) and any person or body corporate falling within the meaning of Section 215(9A) of the Companies Act, comprise 90 per cent. or more of the total number of issued Shares (including treasury shares). Dissenting Shareholders who wish to exercise such a right are advised to seek their own independent legal advice.

9.	FINANCIAL ASPECTS OF THE OFFER

The Offer Price represents the following premium over the historical transacted prices of the Shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”):

Description	Benchmark Price (S$)(1)	Premium over the Benchmark Price (%)(2)
Last transacted price per Share as quoted on the SGX-ST on 29 April 2025, being the last trading day on which the Shares were traded on the SGX-ST prior to the trading halt and the Offer Announcement Date (“Last Trading Day”)	0.375	60.8%
Volume-weighted average price (“VWAP”) of the Shares as traded on the SGX-ST for the one-month period up to and including the Last Trading Day	0.368	63.9%
VWAP of the Shares as traded on the SGX-ST for the three-month period up to and including Last Trading Day	0.356	69.3%
VWAP of the Shares as traded on the SGX-ST for the six-month period up to and including the Last Trading Day	0.348	73.4%
VWAP of the Shares as traded on the SGX-ST for the 12-month period up to and including the Last Trading Day	0.343	75.5%

Notes:

(1)	The figures set out in the table above are based on data extracted from Bloomberg L.P. and are calculated by using total value of Shares over the total volume of Shares traded for the relevant period. The figures are rounded to the nearest three decimal places.

(2)	Figures rounded to the nearest one decimal place.

10.	DISCLOSURE OF SHAREHOLDINGS, DEALINGS AND OTHER ARRANGEMENTS

10.1	Shareholdings and Dealings in Relevant Securities

As at the Offer Announcement Date, based on the latest information available to the Offeror and save as set out in this Offer Announcement, none of (i) the Offeror; (ii) the directors of the Offeror; (iii) GGPL; and (iv) the directors of GGPL (each, a “Relevant Person” and collectively, the “Relevant Persons”):

10.1.1	owns, controls or has agreed to acquire any (a) Shares, (b) securities which carry voting rights in the Company, or (c) convertible securities, warrants, options or derivatives in respect of the Shares or securities which carry voting rights in the Company (collectively, the “Relevant Securities”); and

10.1.2	has dealt for value in any Relevant Securities during the 3-month period preceding the Offer Announcement Date (“Reference Period”).

10.2	Other Arrangements

In connection with the Offer, the Offeror has entered into a facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (“HSBC”) as lender. Under the facility agreement, HSBC has agreed to make available to the Offeror a Singapore dollar term loan facility which shall be applied by the Offeror towards payment of the Offer Shares to be acquired by the Offeror pursuant to the Offer (the “Facility”).

There will be certain security arrangements entered into in connection with the Facility made available by HSBC, including: (a) a charge over all of the shares of the Offeror in favour of HSBC; and (b) a charge over all of the Shares acquired by the Offeror pursuant to the Offer, in favour of HSBC.

Save as set out above, as at the Offer Announcement Date and based on the latest information available to the Offeror, none of the Relevant Persons has:

10.2.1	entered into an arrangement (whether by way of option, indemnity or otherwise) in relation to shares of the Offeror or the Relevant Securities which might be material to the Offer;

10.2.2	received any irrevocable commitment or undertaking from any party to accept or reject the Offer in respect of any Relevant Securities, save for the Irrevocable Undertakings;

10.2.3	granted any security interest in respect of any Relevant Securities in favour of another person, whether through a charge, pledge or otherwise;

10.2.4	borrowed any Relevant Securities from another person (excluding borrowed Relevant Securities which have been on-lent or sold); and

10.2.5	lent any Relevant Securities to another person.

10.3	Confidentiality

In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other persons who are or may be presumed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures, if any, will be made in due course and in the Offer Document.

11.	CONFIRMATION OF FINANCIAL RESOURCES

Icon Law LLC, as the legal adviser to the Offeror in connection with the Offer, confirms that sufficient financial resources are available to the Offeror to satisfy in full all acceptances of the Offer by Shareholders on the basis of the Offer Price.

12.	OFFER DOCUMENT

Further information on the Offer will be set out in the Offer Document to be issued. The Offer Document, which will set out the full terms and conditions of the Offer and enclose the appropriate form(s) of acceptance of the Offer, will be electronically disseminated via an announcement on SGXNET and the Company’s website not earlier than 14 days and not later than 21 days from the Offer Announcement Date. The Offer will remain open for acceptances by Shareholders for a period of at least 28 days from the date of posting of the Offer Document.

A hardcopy notification and the appropriate form(s) of acceptance of the Offer will be despatched to the Shareholders with instructions on how to access the hardcopy Offer Document.

Shareholders are advised to exercise caution and seek appropriate independent professional advice when dealing in the Shares.

13.	OVERSEAS SHAREHOLDERS

13.1	Overseas Jurisdictions

This Offer Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this Offer Announcement in any jurisdiction in contravention of applicable laws. The Offer will be made solely by the Offer Document and the relevant form(s) of acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The release, publication or distribution of this Offer Announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this Offer Announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this Offer Announcement and any formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where the making of or the acceptance of the Offer would violate the law of that jurisdiction ("Restricted Jurisdiction") and the Offer will not be made to, nor will the Offer be capable of acceptance by, any person within any Restricted Jurisdiction if the offer to and/or acceptance by such person will violate the laws of the Restricted Jurisdiction. Persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The Offer (unless otherwise determined by the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of, or by any means or instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offer will be not capable of acceptance by any such use, means, instrumentality or facilities.

13.2	Overseas Shareholders

The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the register of members of the Company or in the records of The Central Depository (Pte) Limited, as the case may be (each, an "Overseas Shareholder") may be affected by the laws of the relevant overseas jurisdictions in which they are located. Accordingly, Overseas Shareholders should inform themselves of, and observe, any applicable legal requirements in their own jurisdictions.

For the avoidance of doubt, the Offer will be open to all Shareholders, including those to whom the Offer Document and relevant form(s) of acceptance may not be sent. Further details in relation to the Overseas Shareholders will be contained in the Offer Document.

The Offeror reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Overseas Shareholders by announcement to the SGX-ST or notice and if necessary, by paid advertisement in a newspaper published and circulated in Singapore, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement, notice or advertisement.

14.	RESPONSIBILITY STATEMENT

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of this Offer Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Announcement are fair and accurate and that there are no other material facts not contained in this Offer Announcement, the omission of which would make any statement in this Offer Announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from the Company (including without limitation, relating to the Company and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Offer Announcement.

Issued by

EPICSOFT ASIA PTE. LTD.

30 April 2025

Forward-Looking Statements

All statements other than statements of historical facts included in this Offer Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as "aim", "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast", “targets” and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect the Offeror’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results or outcomes may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and the Offeror does not undertake any obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.

Exhibit 99.2

GCL Announces Voluntary Conditional Cash Offer for Ban Leong Technologies Limited at S$0.6029 per Share

●   Transaction expected to expand GCL’s bundled product offerings and have a positive impact on GCL’s adjusted EBITDA

Singapore - April 30, 2025 – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its indirectly wholly-owned subsidiary, Epicsoft Asia Pte. Ltd. (the “Offeror”), has made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) (the “Offer Price”) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (SGX: B26) , excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) and subject to the terms and conditions in the formal offer document (the “Offer Document”) to be issued by the Offeror in accordance with the Code. Ban Leong Technologies Limited (“Ban Leong”) is listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”) and is Singapore’s leading distributor in computer hardware and I.T. accessories. On April 30, 2025, the Offeror made an announcement of the Offer (the “Offer Announcement”) on the website of the SGX-ST. The Offeror is a direct wholly-owned subsidiary of GCL Global Pte. Ltd. (“GGPL”), which is in turn an indirectly wholly-owned subsidiary of the Company.

For over 30 years, Ban Leong has distributed a wide range of technology products across Asia that include IT accessories, gaming components, smart (IOT) technology, and commercial products. Ban Leong is an authorized distributor for over 50 well-known brands, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. Ban Leong’s multi-channel distribution strategy encompasses e-commerce platforms, brick-and-mortar retailers, chain stores, and direct sales to corporate resellers and system integrators, and operating service centres in Singapore, Malaysia, and Thailand that provide technical support and repair services.

Transaction highlights and strategic rationale

This transaction aligns with GCL’s strategy to deliver next-generation gaming experiences to the global gaming community while enhancing its business growth and profit margin profile. GCL plans to:

•	Leverage Ban Leong’s focus on consumer electronics and gaming hardware, as well as its longstanding partnership with a leading graphics card manufacturer, to capitalize on the rising demand for high-performance chipsets in gaming and AI applications;

•	Drive B2C sales of peripheral gaming hardware—such as custom gaming monitors, PC components designed to complement GCL’s digital content, and bundled product offerings;

•	Introduce branded, high-performance gaming laptops and consoles pre-installed with GCL game titles to strengthen GCL’s brand in the gaming industry; and

•	Leverage Ban Leong’s sales network to expand GCL’s existing distribution footprint across Asia.

Sebastian Toke, Group CEO of GCL, said, “We believe the Offer Price presents an attractive offer to Ban Leong shareholders by allowing them to sell the Shares at a premium to market price in a market with limited liquidity without having to pay brokerage fees.”

Mr. Toke further elaborated, saying, “We look forward to integrating Ban Leong with the GCL group and utilizing our combined marketing and procurement strategies to drive operational efficiencies and unlock additional revenue synergies. This transaction presents a unique opportunity to accelerate the expansion of GCL’s Asian footprint, while enhancing our product portfolio with new licensing opportunities, customized hardware, co-branded products, and additional IT components, thereby diversifying revenue streams and further strengthening our comprehensive gaming ecosystem. We firmly believe that the continued evolution in AI and graphics processing power will expand the frontiers of gamers’ experience in the future. Adding unique branded products to our product offerings will help solidify our leading position in a rapidly changing industry.”

Financial Impact and Financing of the Offer

Based on public filings, Ban Leong’s revenue was S$97,533,912 and S$208,080,530 for the six months ended September 30, 2024, and for the fiscal year ended March 31, 2024, respectively. This transaction is expected to have a positive impact on GCL’s adjusted EBITDA. The Offer will be financed by a secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Offeror’s cash on hand.

Summary of Offer Terms

The Offer is conditional upon the Offeror having received, by the close of the Offer, valid acceptances (which have not been withdrawn) of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued share capital of Ban Leong (excluding any Shares held in treasury) (the “Minimum Acceptance Condition”). Save for the Minimum Acceptance Condition, the Offer is unconditional in all other respects.

The Offer Price is S$0.6029 (approximately US$0.4580) in cash for each Share. This represents the highest price at which the ordinary shares have traded since Ban Leong’s Singapore listing in June 2005 and the following premiums over the historical transacted prices of the Shares on the SGX-ST:

•	a premium of 60.8% to the last transacted price per Share of S$0.375, as quoted on the SGX-ST on April 29, 2025 (“Last Trading Day”), being the last full trading day prior to the Offer Announcement[1,2];

•	a premium of 63.9% to the 1-month volume weighted average price (“VWAP”) up to the Last Trading Day[1,2];

•	a premium of 69.3% to the 3-month VWAP up to the Last Trading Day[1,2];

•	a premium of 73.4% to the 6-month VWAP up to the Last Trading Day[1,2]; and

●	a premium of 75.5% to the 12-month VWAP up to the Last Trading Day[1,2].

The Offeror does not currently intend to increase the Offer Price but reserves the right to revise the terms of the Offer in accordance with the Code if there is a competing offer.

[1]	The VWAP calculations used in the table above are based on data extracted from Bloomberg L.P. using total value of Shares over the total volume of Shares traded for the relevant period.
[2]	The percentages are rounded to the nearest decimal place.

2

Irrevocable Undertakings

As of the date of the Offer Announcement, the Offeror has received irrevocable undertakings from Mr. Teng Woo Boon Ronald, Managing Director of Ban Leong, and Ms. Teo Su Ching, Mr. Teng’s wife, representing an aggregate of approximately 28.13% of the total number of issued shares in the capital of Ban Leong (excluding treasury shares), to accept the Offer.

Compulsory Acquisition and Listing Status

If the Offeror receives valid acceptances pursuant to the Offer or acquires Shares from the date of dispatch of the Offer Document of not less than 90% of the total number of Ban Leong’s issued Shares (excluding treasury shares), the Offeror will have the right to compulsorily acquire, at the Offer Price, Shares from Ban Leong shareholders who have not accepted the Offer.

The Offeror intends to seek a delisting of Ban Leong from the SGX-ST if the minimum free float requirement is not met.

Directors’ Responsibility Statement pursuant to the Code

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that there are no other material facts not contained in this press release, the omission of which would make any statement in this press release misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from Ban Leong (including without limitation, relating to Ban Leong and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

This press release should be read in conjunction with the full text of the Offer Announcement filed by the Company on a Form 6-K, on April 30, 2025, available on the Securities and Exchange Commission (“SEC”) website at www.sec.gov.

No Offer or Solicitation

This news release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About GCL Global Holdings Ltd.

GCL Global Holdings Ltd. leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

3

About GCL Global Pte. Ltd.

GCL Global Pte. Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market. It is an indirect wholly-owned subsidiary of GCL Global Holdings Ltd.

About Epicsoft Asia Pte. Ltd.

Epicsoft Asia Pte. Ltd. (“Epicsoft Asia”), a wholly-owned subsidiary of GCL Global Pte. Ltd., is a premier distributor of interactive entertainment software. With a robust network and a proven track record of successful game launches, Epicsoft Asia is dedicated to bringing premier gaming experiences to players across Taiwan, Hong Kong, and Southeast Asia.

About Ban Leong Technologies Limited

Ban Leong Technologies was incorporated in Singapore on 18 June 1993 and was listed on the Main Board of the Singapore Stock Exchange on 23 June 2005. The principal activities of the company and its subsidiaries are the wholesale and distribution of computer peripherals, accessories and other multimedia products. It distributes a wide range of technology products, with key segments that include IT accessories, gaming, multimedia, smart technology and commercial products. The company is headquartered in Singapore with regional offices in Malaysia and Thailand.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

4

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

5